EXHIBIT 12

ROCKWELL AUTOMATION, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED SEPTEMBER 30,

	2002	2001	2000	1999	1998

Earnings Available for Fixed Charges:

Income from continuing operations before income taxes	$233	$168	$507	$438	$(67)

Adjustments:

Undistributed loss (income) of affiliates	(1)	1	5	(2)	(3)

Minority interest in loss of subsidiaries	1	(1)	2	2	—

	233	168	514	438	(70)

Add fixed charges included in earnings:

Interest expense	66	83	73	84	58

Interest element of rentals	41	41	46	43	43

Total	107	124	119	127	101

Total earnings available for fixed charges	$340	$292	$633	$565	$31

Fixed charges:

Fixed charges included in earnings	$107	$124	$119	$127	$101

Capitalized interest	—	—	1	1	9

Total fixed charges	$107	$124	$120	$128	$110

Ratio of earnings to Fixed Charges(1)	3.2	2.4	5.3	4.4	0.3

(1)	In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.